FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

8th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong [redacted] y Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈八 [redacted] 士丹利街十六號騏利大廈九樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk

08000272

Your Ref:

Our Ref: S/5411/89 LTO/sl

8th January, 2008

Securities and Exchange Commission,
Division of Corporate Finance,
Office of International Corporate Finance,
Room 3045 (Stop 3-4),
450 Fifth Street,
Washington, D.C.20549,
United States of America.

SUPPL

Ladies and Gentlemen,

Re: Starlight International Holdings Limited
("the Company")
Rule 12g3-2(b) Exemption
File No.82-3594

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of the Company, enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 11, 1994.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2827 4748 in Hong Kong if you have any questions.

Thank you for your attention.

PROCESSED
JAN 2 8 2008
THOMSON
FINANCIAL

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES
LIMITED

LO Tai On
Director

Enc.
c.c. the Company

Annex A to Letter to the SEC
Dated 8th January, 2008 of
Starlight International Holdings Limited

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on January 11, 1994:-

DESCRIPTION OF DOCUMENT

1. Title : Half Yearly Report and Preliminary Announcement

   Date : 2007/2008

   Entities requiring item: HKSE pursuant to Exchange Listing Agreement.

2. Title : Notification of movement of securities in Hong Kong

   Date : 31st December, 2007

   Entities requiring item: HKSE pursuant to Exchange Listing Agreement; and

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 31st December, 2007

TO: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From: Starlight International Holdings Limited
(Name of Company)

Mr. Peter Lee Yip Wah Tel No.: 28271778
(Name of Responsible Official)

Date: 8th January, 2008

(A) **Information of Types of Listed Equity Securities**:
(please tick wherever applicable)

1.	Ordinary shares	: √	2.	Preference shares:
3.	Other classes of shares	:		please specify: ______
4.	Warrants	:		please specify: ______

(B) **Movement in Authorised Share Capital**:

	No. of Ordinary shares/Preference shares/other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	1,250,000,000	$0.40	$500,000,000
Increase/(Decrease) (SGM approval date):	Nil	Nil	Nil
Balance at close of the month:	1,250,000,000	$0.40	$500,000,000

(C) **Movement in Issued Share Capital**:

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	790,378,828	Nil	Nil
Increase/(Decrease) during the month	0	Nil	Nil
Balance at close of the month:	790,378,828	Nil	Nil

(D) Details of Movement:

* please delete and insert "N/A" wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. Employee share option scheme adopted on 12th September, 2002						
Exercise price: HK$0.86	3,000,000	Nil	Nil	Nil	3,000,000	
Exercise price: HK$0.814	500,000	Nil	Nil	Nil	500,000	
Exercise price: HK$0.89	12,000,000*	Nil	Nil	Nil	12,000,000	
Exercise price: HK$1.45	2,000,000	Nil	Nil	Nil	2,000,000	
Exercise price: HK$1.66	220,000*	Nil	Nil	Nil	220,000	
Exercise price: HK$1.72	40,000	Nil	Nil	Nil	40,000	
Exercise price: HK$1.93	3,000,000	Nil	Nil	Nil	3,000,000	
2. Employee share option scheme adopted on Exercise price: HK$						
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ______ Subscription price HK$ ____ 2. ______ Subscription price HK$ ____						

* Adjustment due to typo errors in previous monthly reports

CONVERTIBLES* Class	Units	Converted (Units)	Units	
Convertibles Notes Convertible price: HK$ ________	N/A	N/A	N/A	
OTHER ISSUES OF SHARES*				
Rights Issue	Price:	Issue and allotment Date:		
Placing	Price:	Issue and allotment Date:		
Bonus Issue		Issue and allotment Date:		
Scrip Dividend		Issue and allotment Date:		
Repurchase of share		Cancellation Date:		
Redemption of share		Redemption Date:		
Consideration issue	Price:	Issue and allotment Date:		
Others (Please specify)	Price:	Issue and allotment Date:		
		Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:		0 ===========

Remarks:

Authorised Signatory:

Name: Peter Lee Yip Wah
Title: Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.
#a5411/form1.doc/sl



Interim Report 2007/08

STARLITE 升岡國際有限公司

Starlight International Holdings Ltd

(Incorporated in Bermuda with Limited Liability)

Stock code : 485





STARLITE

OUR MISSION

In striving to become a world leader in the consumer electronics arena, we pledge to serve customers with innovation and quality services, operate an efficient organization to create value for all stakeholders and honour our responaibilities as a good global corporate citizen.





CONTENTS

CORPORATE INFORMATION

BOARD OF DIRECTORS

Executive Directors:

Lau Sak Hong, Philip
Lau Sak Kai, Anthony
Lau Sak Yuk, Andy

Non-executive Director:

Hon Sheung Tin, Peter

Independent Non-executive Directors:

Ho Hau Chong, Norman
Chan Chak Chung
Chuck Winston Calptor

SECRETARY

Peter Lee Yip Wah

AUDITOR

Deloitte Touche Tohmatsu

AUDIT COMMITTEE

Hon Sheung Tin, Peter
Ho Hau Chong, Norman
Chan Chak Chung

PRINCIPAL BANKERS

The Hongkong and Shanghai Banking Corporation
Standard Chartered Bank
Hang Seng Bank Limited
Industrial and Commercial Bank of China (Asia) Limited

SOLICITOR

Hon & Company

SHARE REGISTRARS AND TRANSFER OFFICE IN HONG KONG

Tricor Secretaries Limited

REGISTERED OFFICE

Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

PRINCIPAL OFFICE

5th Floor
Shing Dao Industrial Building
232 Aberdeen Main Road
Hong Kong
Tel: (852) 2554 6303
Fax: (852) 2873 0230
email: starlite@starlight.com.hk
website: www.starlight.com.hk

INTERIM RESULTS

The Board of Directors of Starlight International Holdings Limited (the "Company") is pleased to announce the unaudited condensed consolidated financial statements of the Company and its subsidiaries (the "Group") for the six months ended 30 September 2007 together with the comparative figures for corresponding period in 2006 as follows:

CONDENSED CONSOLIDATED INCOME STATEMENT

FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2007

	Notes	01.04.2007 to 30.09.2007 *HK$'000* (Unaudited)	As restated 01.04.2006 to 30.09.2006 *HK$'000* (Unaudited)
Turnover	*2*	1,197,351	1,458,734
Cost of sales		(865,385)	(1,177,793)
Gross profit		331,966	280,941
Other income	*3*	11,760	10,978
Distribution costs		(168,886)	(131,446)
Administration expenses		(59,631)	(59,688)
Increase in fair value of derivative financial instruments/financial assets designated at fair value through profit or loss		1,478	549
Decrease in fair value of investments held for trading		(83)	–
Share of profits of associates		1,253	1,089
Finance costs		(10,354)	(5,807)
Profit before taxation		107,503	96,616
Taxation	*5*	(15,262)	(11,157)
Net profit for the period		92,241	85,459
Attributable to:			
Shareholders of the Company		91,341	81,906
Minority interests		900	3,553
		92,241	85,459
Earnings per share			
– Basic	*6*	11.6 cents	10.8 cents
– Diluted	*6*	11.4 cents	10.4 cents
Interim Dividends per share	*7*	4.8 cents	4.5 cents

CONDENSED CONSOLIDATED BALANCE SHEET

AT 30 SEPTEMBER 2007

	Notes	At 30.9.2007 HK$'000 (Unaudited)	At 31.3.2007 HK$'000 (Audited)
ASSETS AND LIABILITIES			
Non-current assets			
Investment properties		**81,121**	81,121
Property, plant and equipment	*8*	**310,602**	305,842
Prepaid lease payments		**4,136**	4,136
Product development costs		**779**	954
Goodwill		**25,494**	25,494
Interest in associates		**9,454**	8,200
Available-for-sale investments		**24,075**	24,075
Deferred tax assets		**1,263**	1,263
Deposit for acquisition of land use rights		**38,420**	14,711
		495,344	465,796
Current assets			
Inventories		**703,853**	451,244
Debtors, deposits and prepayments	9	**805,244**	343,704
Prepaid lease payments		**121**	121
Amounts due from related parties		**–**	17,196
Amounts due from associates		**2,940**	3,989
Taxation recoverable		**12,317**	11,659
Investments held for trading		**16,547**	25,613
Derivative financial instruments		**24,909**	21,275
Bank balances and cash		**106,584**	92,401
		1,672,515	967,202
Current liabilities			
Creditors and accrued charges	*10*	**491,920**	273,829
Amount due to an associate		**2,809**	2,809
Derivative financial instruments		**262**	438
Taxation payable		**12,299**	4,752
Borrowings – amount due within one year		**742,830**	329,515
Bank overdrafts		**–**	1,722
		1,250,120	613,065

	Notes	At 30.9.2007 *HK$'000* (Unaudited)	At 31.3.2007 *HK$'000* (Audited)
Net current assets		**422,395**	354,137
Total assets less current liabilities		**917,739**	819,933
Non-current liabilities			
Borrowings – amount due over one year		**5,000**	–
Deferred tax liabilities		**6,623**	7,583
		11,623	7,583
Net assets		**906,116**	812,350
CAPITAL AND RESERVES			
Share capital	*11*	**316,307**	315,043
Share premium and reserves		**574,423**	482,074
Equity attributable to shareholders		**890,730**	797,117
Share option reserve of a listed subsidiary		**66**	66
Minority interests		**15,320**	15,167
Total equity		**906,116**	812,350

CONDENSED STATEMENT OF CHANGES IN EQUITY

	Share capital HK$'000	Share premium HK$'000	Merger reserve HK$'000	Goodwill reserve HK$'000	Investment revaluation reserve HK$'000	Other property revaluation reserve HK$'000	Translation reserve HK$'000	Share option reserve HK$'000	Capital redemption reserve HK$'000	Accumulated profits HK$'000	Equity attributable to shareholders of the Company HK$'000	Share option reserve of a listed subsidiary HK$'000	Minority interest HK$'000	Total HK$'000
The Group														
At 31 March 2006	304,352	84,187	37,138	(3,688)	(35)	2,007	12,208	3,392	50,303	237,313	727,177	-	1,517	728,694
Repurchase of shares	(1,224)	-	-	-	-	-	-	-	-	-	(1,224)	-	-	(1,224)
Exchange difference arising on translation of foreign operation	-	-	-	-	-	-	3,467	-	-	-	3,467	-	-	3,467
Capital redemption reserve arising from repurchase of shares	-	-	-	-	-	-	-	-	1,224	(1,224)	-	-	-	-
Premium on repurchase of shares	-	-	-	-	-	-	-	-	-	(2,255)	(2,255)	-	-	(2,255)
Profit for the period	-	-	-	-	-	-	-	-	-	81,906	81,906	-	5,844	87,750
Dividend paid	-	-	-	-	-	-	-	-	-	(22,735)	(22,735)	-	-	(22,735)
At 30 September 2006	303,128	84,187	37,138	(3,688)	(35)	2,007	15,675	3,392	51,527	293,005	786,336	-	7,361	793,697
Acquisition of additional interest in a subsidiary	-	-	-	-	-	-	-	-	-	-	-	-	500	500
Capital contribution from minority shareholders of a subsidiary	-	-	-	-	-	-	-	-	-	-	-	-	20,499	20,499
Deemed partial disposal of a subsidiary	-	-	-	-	-	-	-	-	-	-	-	-	(13,193)	(13,193)
Decrease in fair value of available-for-sale investment	-	-	-	-	(24)	-	-	-	-	-	(24)	-	-	(24)
Exchange difference arising on translation of foreign operation	-	-	-	-	-	-	(5,949)	-	-	-	(5,949)	-	-	(5,949)
Issue of shares upon exercise of share options	12,174	16,206	-	-	-	-	-	(2,127)	-	-	26,253	-	-	26,253
Recognition of equity settled share based payments	-	-	-	-	-	-	-	2,500	-	-	2,500	66	-	2,566
Premium on repurchase of shares	-	-	-	-	-	-	-	-	-	(565)	(565)	-	-	(565)
Repurchase of shares	(259)	-	-	-	-	-	-	-	-	-	(259)	-	-	(259)
Capital redemption reserve arising from repurchase	-	-	-	-	-	-	-	-	259	(259)	-	-	-	-
Dividend paid	-	-	-	-	-	-	-	-	-	(11,175)	(11,175)	-	-	(11,175)
At 31 March 2007	315,043	100,393	37,138	(3,688)	(59)	2,007	9,726	3,765	51,786	281,006	797,117	66	15,167	812,350
Capital contribution from minority shareholders of a subsidiary	-	-	-	-	-	-	-	-	-	-	-	-	(2,326)	(2,326)
Exchange difference arising on translation of foreign operation	-	-	-	-	-	-	(1,030)	-	-	-	(1,030)	-	1,579	549
Issue of shares upon exercise of share options	1,264	2,038	-	-	-	-	-	-	-	-	3,302	-	-	3,302
Profit for the period	-	-	-	-	-	-	-	-	-	91,341	91,341	-	900	92,241
At 30 September 2007	316,307	102,431	37,138	(3,688)	(59)	2,007	8,696	3,765	51,786	372,347	850,730	66	15,320	906,116

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2007

	Six months ended	
	30.9.2007	30.9.2006
	HK$'000	*HK$'000*
	(Unaudited)	(Unaudited)
Net Cash used in Operating Activities	**(352,585)**	(137,568)
Net Cash used in Investing Activities	**(62,115)**	(60,514)
Net Cash inflow from Financing Activities	**430,605**	268,169
Net Increase in Cash and Cash Equivalents	**15,905**	70,087
Cash and Cash Equivalents at 1 April	**90,679**	79,434
Cash and Cash Equivalents at 30 September	**106,584**	149,521
Analysis of balances of Cash and Cash equivalents		
Bank balances and cash	**106,584**	153,059
Bank overdrafts	**–**	(3,538)
	106,584	149,521

NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2007

1. BASIS OF PREPARATION AND ACCOUNTING POLICIES

These unaudited condensed consolidated financial statements have been prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants.

These condensed consolidated financial statements should be read in conjunction with the annual financial statements for the year ended 31 March 2007.

The accounting policies and methods of computation used in the preparation of these condensed consolidated financial statements are consistent with those used in the annual financial statements for the year ended 31 March 2007, except that the Group has adopted certain amendments to standards and interpretations which are mandatory for the year ended 31 March 2008. The directors of the Company anticipate that the application of these new standards, amendment or interpretations will have no material impact on the results and the financial position of the Group.

The following new standard, amendment to standard and interpretations are mandatory for the year ended 31 March 2008. The Group has adopted these new standard, amendment to standard and interpretations where considered appropriate and relevant to its operations:

– HKAS 1 (Amendment)	Capital Disclosures
– HKFRS 7	Financial Instruments: Disclosures
– HK(IFRIC) – Int 8	Scope of HKFRS 2
– HK(IFRIC) – Int 9	Reassessment of Embedded Derivatives
– HK(IFRIC) – Int 10	Interim Financial Reporting and Impairment
– HK(IFRIC) – Int 11	HKFRS 2 – Group and Treasury Share Transactions

The Group has not early adopted the following new standard, amendment to standard and interpretations that have been issued but are not yet effective in these condensed consolidated financial statements:

– HKAS 23 (Revised)	Borrowing Costs
– HKFRS 8	Operating Segments
– HK(IFRIC) - Int 12	Service Concession Arrangements

2. SEGMENT INFORMATION

Business segments

The Group is currently organised into three operating divisions – design, manufacture and sale of electronic products, securities trading and property development. These divisions are the basis on which the Group reports its primary segment information.

Principal activities are as follows:

SIX MONTHS ENDED 30 SEPTEMBER 2007

	Design, manufacture and sale of electronic products *HK$'000*	Securities trading *HK$'000*	Property development *HK$'000*	Consolidated *HK$'000*
TURNOVER	1,197,351	–	–	1,197,351
SEGMENT RESULT	115,542	785	–	116,327
Interest income				277
Share of profits of associates				1,253
Finance costs				(10,354)
Profit before tax				107,503
Taxation				(15,262)
Profit for the period				92,241

SIX MONTHS ENDED 30 SEPTEMBER 2006

	Design, manufacture and sale of electronic products *HK$'000*	Securities trading *HK$'000*	Property development *HK$'000*	Consolidated *HK$'000*
REVENUE	1,458,734	–	–	1,458,734
SEGMENT RESULT	100,041	607	–	100,648
Interest income				686
Share of profits of associates				1,089
Finance costs				(5,807)
Profit before tax				96,616
Taxation				(11,157)
Profit for the period				85,459

3. OTHER INCOME

	Six months ended 30 September 2007 HK$'000	2006 HK$'000
Other income includes the follows:		
Dividend income from investments held-for-trading	995	–
Loss on disposal of fixed assets	–	(4)
Unrealised holding loss on investments	–	(2,033)

4. DEPRECIATION AND AMORTISATION

During the period, depreciation and amortization of approximately HK$28,199,000 (HK$26,106,000 for the six months ended 30 September 2006) was charged to the consolidated income statement in respect of the Group's property, plant and equipment and product development costs.

5. TAXATION

	Six months ended 30 September 2007 HK$'000	2006 HK$'000
The charge comprises:		
Hong Kong Profits Tax		
Current	7,565	4,400
Taxation in other jurisdictions	7,697	6,757
Taxation attributable to the Company and its subsidiaries	**15,262**	11,157

Hong Kong Profits Tax is calculated at 17.5% (2006:17.5%) of the estimated assessable profit for the period.

Taxation in other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

6. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share is computed based on the following data:

	Six months ended 30 September 2007	2006
Net profit for the period and profit for the purpose of basic and diluted earnings per share	**HK$91,341,000**	HK$81,906,000
Weighted average number of shares for the purpose of basic earnings per share	**790,432,436**	758,361,559
Effect of dilutive potential ordinary shares for the purpose of dilutive earnings per share – Share option	**10,126,751**	33,068,091
Weighted average number of ordinary shares for the purpose of dilutive earnings per share	**800,559,187**	791,429,650

7. INTERIM DIVIDEND

The directors have declared an interim dividend of HK4.80 cents per share for the year ending 31 March 2008 (Year ended 31 March 2007: HK4.50 cents) payable to shareholders of the Company whose names appear in the register of members on 25 January 2008.

8. PROPERTY, PLANT AND EQUIPMENT

	Six months ended 30 September 2007 *HK$'000*	2006 *HK$'000*
Net book value at beginning of year	**305,842**	294,734
Currency realignment	**–**	2
Additions	**32,959**	40,254
Disposal	**–**	(352)
Depreciation	**(28,199)**	(26,106)
Depreciation write back on disposal	**–**	228
	310,602	308,760

9. DEBTORS, DEPOSITS AND PREPAYMENTS

At 30 September 2007, debtors, deposits and prepayments included trade debtors of HK$709,911,000 (31 March 2007: HK$279,630,000). The Group provides credit periods of up to 90 days, depending on the products sold, to its trade customers. The following is an aged analysis of accounts receivable at the reporting date:

	30/9/2007 (Unaudited) *HK$'000*	31/3/2007 (Audited) *HK$'000*
0 – 30 days	540,050	229,768
31 – 60 days	82,368	11,950
61 – 90 days	21,170	2,072
Over 90 days	66,323	35,840
	709,911	279,630

10. CREDITORS AND ACCRUED CHARGES

At 30 September 2007, creditors and accrued charges included trade creditors of HK$343,605,000 (31 March 2007: HK$193,281,000). The aged analysis of trade creditors at the balance sheet date is as follows:

	30/9/2007 (Unaudited) *HK$'000*	31/3/2007 (Audited) *HK$'000*
0 – 30 days	290,459	146,779
31 – 60 days	33,264	21,159
61 – 90 days	8,307	10,782
Over 90 days	11,575	14,561
	343,605	193,281

11. SHARE CAPITAL

	Number of shares	Issued and Fully paid Share capital *HK$'000*
Balance at 1 April 2007	787,607,614	315,043
Issue of shares upon exercise of share options	3,160,000	1,264
Balance at 30 September 2007	790,767,614	316,307

12. CAPITAL COMMITMENTS

	30/9/2007 *HK$'000*	31/3/2007 *HK$'000*
Capital expenditure contracted for but not provided in the financial statements		
– property, plant and equipment	**4,660**	7,179
– acquisition of land use rights	**25,312**	46,134
	29,972	53,313

13. CONTINGENT LIABILITIES

There are no contingent liabilities on both dates 30 September 2007 and 31 March 2007.

14. RELATED PARTY TRANSACTIONS

There were no significant related party transactions undertaken by the Group at any time during the six months period.

INTERIM DIVIDEND

The Directors have declared an interim dividend of HK4.80 cents per share for the year ending 31 March 2008 (Year ended 31 March 2007: HK4.50 cents) to shareholders on the register of members on 25 January 2008. Dividend warrants will be sent to the shareholders on or about 31 January 2008.

CLOSING OF REGISTER OF MEMBERS

The register of members of the Company will be closed from Monday, 21 January 2008 to Friday, 25 January 2008, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the entitlement of the interim dividend, all outstanding transfers accompanied by the relevant share certificates must be lodged with the Company's Hong Kong Share Registrars, Tricor Secretaries Limited, **not later than 4:00 p.m. on Friday, 18 January 2008**. The address is 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong.

BUSINESS REVIEW

Group Results

The Group recorded a turnover of HK$1.2 billion and a net profit attributable to shareholders of HK$91.3 million for the six months ended 30 September 2007 compared with a turnover of HK$1.46 billion and a net profit attributable to shareholders of HK$81.9 million for the corresponding period in 2006.

Electronics Division

Since awarded the Disney License, the Group has focused in developing and marketing the Disney new product line. We have fulfilled Disney's requirements and we have built a good relationship with Disney. In the coming year, we will be building a wider range of Disney electronic products with increased number of Disney franchise characters.

While Disney has become a growth driver for the Group under the period of review, we found that we have to adjust to the needs of the retailers, particularly in North America to sell the Disney line. In the past, we sold the majority of our products by the method of direct shipments to the retailers without the need of warehousing (direct import). In the current period, we hold inventory at warehouses in US and in Canada and ship to our customers from these warehouses (domestic sale). Approximately 21% of the Group's sales are booked as domestic sales in the current period as compared to 3% in the corresponding period last year. The effect of this change in method of distribution has created a timing delay in booking sales. This is the main reason for our turnover to decrease from HK$1.46 billion to HK$1.20 billion, representing a reduction of 18%. We estimated that the real reduction would only be 7% after adjusting for the timing delay factor.

The 7% reduction in turnover was attributed to exiting from the low end opening price point (OPP) products in several product categories including Portable CD players, CD products and DVD players. These OPP products represent low price with basic features and low profit margins. We have planned to replace them with the more trendy products such as digital photo frames and portable DVD players. However, we faced a shortage of small screen panels and an escalation of costs of these components in the 2nd quarter of the year. We were cautious to accept large commitments of orders from our major retailers for fear that we could not make the delivery or we cannot pass on the increased cost to our customers. The reduction in turnover during the current period reflects our cautious approach to an uncertain supply chain. Going forward, we believe we can secure sourcing of these small screen panels and that the retail market can accept the increased costs based on market information.

Our net profit increased from HK$81.91 million to HK$91.34 million, representing 12% increase over the corresponding period last year. This reflects our focus and our strategy to migrate to brand name products, to better designs of our products and our ability to keeping up with the change in consumer demands.

Our distribution costs, which include market promotion, royalties, sales commissions, warehousing and freight rose by 28%. The largest increase was in royalties. The increase includes payment of royalty to Disney for the first time in the current period and the settlement with the Toshiba-6C Group regarding the use of the patent technology. Warehousing and transportation costs have also risen due to the increase in distributing products under the domestic sales method.

Administrative expenses are comparable to the corresponding period last year. This reflects our effort to keep our overhead costs under control.

Securities Trading

No active transactions recorded during the period.

Property Development

No transaction recorded during the period.

PROSPECTS

We believe we have positioned our company to be a leader as maker and distributor of consumer electronics. The success of the Disney line has given us the confidence to look for new business with brand names that have worldwide recognition. Despite a slow down in the US economy and a rising Yuan currency, we have returned a higher profit to our shareholders in the current period. We will expand markets outside the US to reduce our concentration in one geographic area. To this end, we have increased our presence in Europe from 22% to 36% in the two periods under comparison.

We expect performance in the second half of this fiscal year will be comparable with the first half of the year. Our marketing team has initiated several new projects and we foresee that these projects will bring new growth to our Group in the near future.

Since acquiring Singing Machine Company, we have taken steps to streamline the company's operation. We expect the company is on the road to recovery and will make contributions to our turnover and profits in the current fiscal year.

FINANCIAL POSITION

Liquidity and Financial Resources

The financial position of the Group remained stable. As at 30 September 2007, cash and deposits and marketable securities amounted to approximately HK$148 million, as compared to approximately HK$139 million as at 31 March 2007.

Gearing ratio, calculated as total borrowings to shareholders' fund was 1.42 (31 March 2007: 0.78), and net bank borrowings as a percentage to Shareholders' fund was 0.72 for the period (31 March 2007: 0.30). Current ratio calculated as current assets to current liabilities was 1.34 (31 March 2007: 1.58).

Gearing ratio as at 30 September 2007 was relatively high which was mainly attributable to the increase of short term bank borrowings to finance receivables and inventory. The high borrowing level reflected the seasonal effect during peak season. Out of the total receivable of HK$710 million, HK$540 million was less than 30 days. Besides, additional inventory of about HK$200 million were kept at US warehouse to meet the US Disney domestic sales requirement. At the end of November 2007, most of the sales proceeds were collected and the inventory in US warehouse were sold. The borrowing level has already been reduced to a satisfactory level.

Financing and Capital Structure

The Group finances its operations by a combination of retained earnings and bank borrowings.

As at 30 September 2007 total banking facilities granted to the Group amounted to HK$1,215 million of which HK$757 million were utilized. All bank borrowings are denominated in Hong Kong dollars or US dollars at prevailing market interest rate.

Group's transactions were mostly denominated in US dollars and Hong Kong dollars. The exposure to exchange risk was minimal.

Pledge of Assets

At 30 September 2007, the Group pledged certain assets and securities with carrying value of HK$197,724,000 (Year ended 31 March 2007: HK$136,058,000) to secure the general credit facilities and the margin accounts with brokers.

STAFF

As at 30 September 2007, the Group had a total staff of 5,634 of which 5,484 were employed in the PRC for the Group's manufacturing and distribution business.

The Group provides employee benefits such as staff insurance, retirement scheme, discretionary bonus and share option scheme and also provides in-house training programmes and external training sponsorship.

DIRECTORS' INTEREST AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY

As at 30 September 2007, the interests and short positions of the directors and chief executives in the shares of the Company and associated corporations, as defined in Part XV of Securities and Futures Ordinance (the "SFO") and as recorded in the register required to be kept by the Company under section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited ("HKSE") pursuant to the Model Code for Securities Transactions by the Directors of Listed Companies, were as follows:

	Number of shares of the Company held				
	Personal Interest	Corporate Interest	Other Interest	Total	% of total Issued Shares as at 30.9.2007
Executive directors:					
Lau Sak Hong, Philip	87,201,572	3,018,090 (a) 10,100,415 (b)	168,114,050 (c)	268,434,127	33.95%
Lau Sak Kai, Anthony	37,265,929	3,018,090 (a) 10,100,415 (b)	-	50,384,434	6.37%
Lau Sak Yuk, Andy	35,159,107	3,018,090 (a) 10,100,415 (b)	-	48,277,612	6.09%
Non-executive director:					
Hon Sheung Tin, Peter	194,645	-	-	194,645	0.03%
Independent non-executive director:					
Chuck Winston Calptor	770,000	-	-	770,000	0.10%

Notes:

(a) These shares are held through K.K. Nominees Limited, a company which is beneficially owned by Lau Sak Hong, Philip, Lau Sak Kai, Anthony, and Lau Sak Yuk, Andy (hereinafter collectively with other family members referred to as the "Lau's family").

(b) These shares are held through Wincard Management Services Limited, a company which is beneficially owned by the Lau's family. Accordingly, Lau's family is deemed to be interested in the shares held by Wincard Management Services Limited.

(c) These shares are beneficially owned directly or indirectly by Philip Lau Holding Corporation, a company beneficially owned by a discretionary trust, the discretionary objects of which include Lau Sak Hong, Philip and his associates.

Save as disclosed above and other than certain nominee shares in subsidiaries held by directors in trust for the Company or its subsidiaries as at 30 September 2007, no director or chief executive of the Company held any interest in the securities of the Company or any of its associated corporations as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company pursuant to the Model Code for Securities Transactions by the Directors of Listed Companies.

DIRECTORS' RIGHT TO ACQUIRE SHARES

Under the Company's share option scheme which was approved and adopted at the special general meeting of the Company held on 12 September 2002 for a period of 5 years, the directors might grant options to any eligible employees of the Group, including directors, of the Company and its subsidiaries to subscribe for shares in the Company. Options granted are exercisable within a period of five years commencing from the date of grant of the options. The share option scheme was expired on 12 September 2007.

Movements of the options granted pursuant to the Scheme during the period ended 30 September 2007 are as follows:

Name of grantee	Date of grant	Exercise price *HK$*	Number of option shares outstanding at 1.4.2007	Number of option shares exercised during the period	Number of option shares at 30.9.2007
Employees	10.10.2003	0.86	3,000,000	–	3,000,000
	02.11.2004	0.814	2,500,000	(2,000,000)	500,000
	05.01.2006	0.89	12,000,000	–	12,000,000
	16.08.2006	1.15	500,000	(500,000)	–
	13.11.2006	1.45	2,000,000	–	2,000,000
	04.01.2007	1.66	820,000	(600,000)	220,000
	01.02.2007	1.72	100,000	(60,000)	40,000
	07.03.2007	1.93	3,000,000	–	3,000,000
			23,920,000	(3,160,000)	20,760,000

Notes:

(1) The above options were granted for an exercise period of five years from the date of grant of the options. The consideration paid by each grantee was HK$1.

(2) No option was granted, lapsed or cancelled during the period.

(3) The weighted average closing price of the share of the Company immediately before the dates on which the options were exercised was HK$1.05 per share.

Save as aforesaid, at no time during the period was the Company or any of its subsidiaries a party to any arrangement to enable a director of the Company to acquire benefits by means of the acquisition of shares in the Company or any other body corporate.

SUBSTANTIAL SHAREHOLDERS

As at 30 September 2007, the following persons, other than the interest disclosed above in respect of the directors, had interest in 5% or more in the shares and underlying shares of the Company, have been notified to the Company and recorded in the register of substantial shareholders' interest in shares and short positions required to be kept under section 336 of Part XV of the SFO :

Name of Shareholders	Number of Ordinary Shares in which interested	% of total issued shares as at 30 September 2007
Deutsche Bank Aktiengesellschaft	86,681,000	10.96%
Lee Yu Chiang	42,140,878	5.33%

Save as mentioned above and in section of "Directors' Interests in Securities", as at 30 September 2007, the register maintained by the Company pursuant to section 336 of the SFO recorded no other interests or short positions in shares of the Company.

CORPORATE GOVERNANCE

The Company has met the code provisions of the Code on Corporate Governance Practices ("the Code") as set out in the Appendix 14 of The Rules Governing the Listing of Securities on the Stock Exchange during the six months period ended 30 September 2007 except as below:

(1) Pursuant to Code provision A2.1, the roles of chairman and chief executive officer of an issuer should be separated and should not be performed by the same individual. The division of responsibilities between the chairman and chief executive officer should be clearly established and set out in writing. Mr. Lau Sak Hong, Philip is currently the chairman and managing director of the Group. Having considered the current business operation and the size of the Group, the Board is of the view that Mr. Lau Sak Hong, Philip acting as both the chairman of the Board and the managing director of the Group is acceptable and in the best interest of the Group. The Board will review this situation periodically.

(2) The Company was incorporated in Bermuda and enacted by private act, the Starlight International Holdings Limited Company Act, 1989 of Bermuda (the "1989 Act"). Pursuant to section 3(e) of the 1989 Act, director holding office as executive chairman or managing director shall not be subject to retirement by rotation at each annual general meeting as provided in the bye-laws of the Company ("the Bye-laws"). As the Company is bound by the provisions of the 1989 Act, the Bye-laws cannot be amended to fully reflect the requirements of the Code provision A4.2 which stipulates that every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years.

To enhance good corporate governance practices, Mr Philip Lau Sak Hong, the chairman and managing director of the Company, will voluntarily retire from his directorship at annual general meeting of the Company at least once every three years in order for the Company to comply with the Code, provided that being eligible for re-election, he may offer himself for re-election at the annual general meeting.

DIRECTORS' SECURITIES TRANSACTIONS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 of the Listing Rules, as the code of conduct regarding directors' securities transactions. Having made specific enquiry of all directors, they all confirmed that they have complied with the Model Code throughout the six months period ended 30 September 2007.

AUDIT COMMITTEE

The Company has established an audit committee comprising Messrs. Peter Hon Sheung Tin, Norman Ho Hau Chong and Chan Chak Chung. Terms of reference of the audit committee have been updated in compliance with the Code. The audit committee together with the management of the Company has reviewed the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reporting matters including review of the interim report for the six months ended 30 September 2007.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the six months ended 30 September 2007, there were no purchase, sale or redemption by the Company, or any of its subsidiaries, of the Company's listed shares.

BOARD OF DIRECTORS

As at the date of this report, the Board of Directors comprises three executive directors, namely Mr. Lau Sak Hong, Philip, Mr. Lau Sak Kai, Anthony, Mr. Lau Sak Yuk, Andy and a non-executive director namely Mr. Hon Sheung Tin, Peter and three independent non-executive directors namely, Mr. Ho Hau Chong, Norman, Mr. Chan Chak Chung and Mr. Winston Calptor Chuck.

By Order of the Board
Lau Sak Hong, Philip
Chairman

Hong Kong, 17 December 2007

為加強良好之企業管治常規，本公司主席兼董事總經理劉錫康先生將自願於本公司股東週年大會上每三年輪值告退一次，使本公司可遵守守則之規定，惟其有權並願意於股東週年大會上膺選連任。

董事之證券交易

本公司已採納上市規則附錄10所載之上市公司董事進行證券交易之標準守則(「標準守則」)，規管董事進行之證券交易。經作出具體查詢後，所有董事確認彼等於截至二零零七年九月三十日止六個月內一直遵守標準守則所規定之準則。

審核委員會

本公司已經成立審核委員會包括韓相田先生，何厚鏘先生及陳澤仲先生。審核委員會之職權範圍已予以更新以符合守則。本公司審核委員會與管理人員已審閱本集團所採納之會計政策及實務與及討論審計，內部監控及財務報告等事項包括截至二零零七年九月三十日六個月止之中期報告。

購買、出售或贖回本公司之上市證券

於截至二零零七年九月三十日止六個月，本公司或其任何附屬公司概無購買、出售或贖回本公司之任何上市股份。

董事局

於本報告日期，董事局成員包括三名執行董事，分別為劉錫康先生、劉錫淇先生及劉錫澳先生；一名非執行董事韓相田先生及三名獨立非執行董事，分別為何厚鏘先生、陳澤仲先生及卓育賢先生。

承董事局命
劉錫康
主席

香港，二零零七年十二月十七日

除上文所披露者外，本公司或其任何附屬公司於本期間任何時間概無參與訂立任何安排而使本公司之董事可藉收購本公司或任何其他法人團體之股份而獲得利益。

主要股東

於二零零七年九月三十日，以下人士(除上述披露有關董事所持之權益外)擁有本公司股份及相關股份百分之五或以上之股份權益，並已知會本公司及記錄於本公司按證券及期貨條例第XV部第336條之規定而設置之主要股東權益及淡倉登記冊內：

股東名稱	所擁有之普通股份數目	於二零零七年九月三十日佔已發行股份總數之百分比
Deutsche Bank Aktiengesellschaft	86,681,000	10.96%
李裕章	42,140,878	5.33%

除上文及「董事之證券權益」一節所述者外，於二零零七年九月三十日，本公司根據證券及期貨條例第336條須予存置之登記冊中，並無記錄其他人士在本公司之股份中擁有任何其他權益或淡倉。

企業管治

截至二零零七年九月三十日止六個月內，本公司一直遵守上市規則附錄14所載之企業管治常規守則(「守則」)，惟下述者除外：

(1) 根據守則第A2.1條，主席及行政總裁之職責須獨立分開，且不應由同一名人士出任。主席及行政總裁之職責須分別清楚列明並以書面形式呈述。劉錫康先生現時出任本公司之主席兼行政總裁。基於目前商業運作情況與本集團之規模，董事局相信，由劉錫康先生出任本集團之主席與行政總裁是可以接受及符合本集團之最大利益。董事局將會定期檢討這情況。

(2) 本公司乃根據私人法一九八九年百慕達升岡國際有限公司法(「一九八九年法」)於百慕達註冊成立。根據一九八九年法第3(e)節，擔任執行主席或董事總經理之董事毋須根據本公司之公司細則(「公司細則」)規定於各股東週年大會上輪值告退。由於本公司受到一九八九年法之條文約束，公司細則不得作出修訂以全面遵守守則第A4.2條有關各董事(包括有指定委任年期之董事)須最少每三年輪值告退一次之規定。

除上文所披露者及若干董事以本公司或其附屬公司受託人身份持有附屬公司之若干代理人股份外，於二零零七年九月三十日，本公司任何董事或主要行政人員並無於本公司或其任何相聯法團之證券中擁有須記錄於本公司根據證券及期貨條例第352條須予存置之登記冊或根據上市公司董事進行證券交易之標準守則須另行知會本公司之任何權益。

董事認購股份之權利

根據本公司於二零零二年九月十二日舉行之股東特別大會上批准及採納之為期五年之本公司購股權計劃，董事可向本集團之任何合資格僱員(包括本公司及其附屬公司之董事)授予購股權，以認購本公司股份。所授出之購股權可於自購股權授出日期起五年期間內予以行使。該購股權計劃已於二零零七年九月十二日起失效。

截至二零零七年九月三十日止期間，根據計劃授出之購股權變動如下：

承授人名稱	授出日期	行使價 *港元*	於二零零七年四月一日尚未行使之購股權數目	於期內行使之購股權數目	於二零零七年九月三十日之購股權數目
僱員	10.10.2003	0.86	3,000,000	–	3,000,000
	02.11.2004	0.814	2,500,000	(2,000,000)	500,000
	05.01.2006	0.89	12,000,000	–	12,000,000
	16.08.2006	1.15	500,000	(500,000)	–
	13.11.2006	1.45	2,000,000	–	2,000,000
	04.01.2007	1.66	820,000	(600,000)	220,000
	01.02.2007	1.72	100,000	(60,000)	40,000
	07.03.2007	1.93	3,000,000	–	3,000,000
			23,920,000	(3,160,000)	20,760,000

附註：

(1) 以上購股權由授出日起五年內行使。每位承授人所付購股權之代價為每股1港元。

(2) 本期間並無購股權獲授出、失效或被註銷。

(3) 本公司股份於緊接購股權行使日前之收市價之加權平均數為每股1.05港元。

員工

於二零零七年九月三十日，本集團擁有員工共5,634人，其中5,484人受僱於中國，負責本集團之製造及分銷生意。

本集團為其員工提供之福利如員工保險、退休計劃、酌情花紅、優先認股權計劃、在職訓練及訓練資助。

董事於本公司及相聯法團的股份、相關股份及債券之權益及淡倉

於二零零七年九月三十日，董事及主要行政人員於本公司及相聯法團（定義見證券及期貨條例第XV部）中擁有而須記錄於本公司根據證券及期貨條例第352條之規定存置之登記冊或根據上市公司董事進行證券交易之標準守則須知會本公司及香港聯合交易所有限公司（「香港聯交所」）之權益及淡倉如下：

	所持有之本公司股份數目				於二零零七年九月三十日佔已發行股份總數之百分比
	個人權益	公司權益	其他權益	總計	
執行董事：					
劉錫康	87,201,572	3,018,090 (a) 10,100,415 (b)	168,114,050 (c)	268,434,127	33.95%
劉錫淇	37,265,929	3,018,090 (a) 10,100,415 (b)	–	50,384,434	6.37%
劉錫澳	35,159,107	3,018,090 (a) 10,100,415 (b)	–	48,277,612	6.09%
非執行董事：					
韓相田	194,645	–	–	194,645	0.03%
獨立非執行董事：					
卓育賢	770,000	–	–	770,000	0.10%

附註：

(a) 該等股份乃透過由劉錫康，劉錫淇及劉錫澳（連同其他家族成員簡稱「劉氏家族」）實益擁有之公司K.K. Nominees Limited 持有。

(b) 該等股份乃透過由劉氏家族實益擁有之公司Wincard Management Services Limited 持有。因此，劉氏家族被視為於Wincard Management Services Limited所持有之股份中擁有權益。

(c) 該等股份由一全權信託基金實益擁有之公司Philip Lau Holding Corporation 直接或間接持有，該全權信託基金之受益人包括劉錫康及其聯繫人士。

我們預期本財政年度下半年之業務表現將與本年度上半年相若。我們的市場推廣隊伍已啟動若干新項目，且我們預知該等項目將於不久將來為本集團帶來新增長點。

自收購Singing Machine Company以來，我們已採取措施精簡該公司之營運。我們預期該公司正在復甦，並於本財政年度將為本集團之營業額及溢利作出貢獻。

財務狀況

流動資金及財務資源

集團之財務狀況保持穩定。於二零零七年九月三十日，現金及存款及有價證券約為148,000,000港元(二零零七年三月三十一日：139,000,000港元)。

以總借款對比股東資金計算之資產負債比率為1.42(二零零七年三月三十一日：0.78)，而本期間銀行借款淨額佔股東資金百分比則為0.72(二零零七年三月三十一日：0.30)。按流動資產對比流動負債計算之流動比率為1.34(二零零七年三月三十一日：1.58)。

於二零零七年九月三十日，資產負債比率相對較高，主要由於短期銀行借貸增加以便為應收款項及存貨融資所致。高借貸水平反映旺季之季節性影響。於709,911,000港元的貿易賬項當中，540,050,000港元乃少於三十日。此外，額外存貨約200,000,000港元存放於美國倉庫以迎合美國迪士尼國內銷售需求。於二零零七年十一月底，大多數銷售所得款項已收取，而於美國倉庫之存貨已獲售出。借貸水平已減少至令人滿意之水平。

財務及資本結構

集團仍以保留溢利及銀行借貸作為營運資本。

於二零零七年九月三十日，集團獲銀行信貸額十二億一千五百萬港元，其中七億五千七百萬港元已動用，並以流動利率以港元或美元計算。

由於集團絕大部份交易均以美元或港元為結算單位，匯兌風險很低。

資產抵押

於二零零七年九月三十日，本集團抵押若干資產及證券，其賬面值為197,724,000港元(截至二零零七年三月三十一日止年度：136,058,000港元)作為一般信貸服務及經紀股票戶口之擔保。

營業額減少7%主要由於退出若干低檔公開價格點(OPP)產品系列(包括手提式CD播放器、CD產品及DVD播放器)。該等OPP產品指具有基本功能及低利潤率之低價產品。我們已計劃以更趕潮流之產品(例如數碼相簿及手提式DVD播放器)將該等產品替換。然而,我們面臨小型屏幕控制板短缺及該等元件於本年第二季成本逐步上升之問題。我們於接受主要零售商之大量訂單時甚為謹慎,原因是當心我們無法交付產品或我們無法將增加成本轉嫁予我們的客戶。於本期間營業額減少反映我們對未明朗供應鏈之審慎處理方法。展望未來,我們相信,我們透過市場信息能夠採購該等小型屏幕控制板及零售市場亦能夠承受增加之成本。

我們的純利從81,910,000港元增加至91,340,000港元,較去年同期增加12%。此反映了我們轉移至品牌產品,以改善我們產品之設計及我們趕上客戶需求之能力之專注點及策略。

我們的分銷成本(其包括市場推廣、專利權費用、銷售佣金、倉庫及運輸成本)增加28%。增幅最大者為專利權費用。增加項目包括於本期間首次向迪士尼支付專利權費用及就使用專利技術與Toshiba-6C集團進行結算。倉庫及運輸成本亦因增加以北美內銷方法分銷產品而上升。

行政費用與去年同期相若。此反映我們努力控制我們的日常經營成本。

證券交易

於期內,並無錄得任何活躍之交易。

物業發展

於期內,並無錄得任何交易。

展望

我們相信,我們已將我們的公司塑造為消費電子產品製造商及分銷商之領導者之一。迪士尼產品線之成功已使得我們有信心尋求具有全球知名度之品牌新業務。儘管於本期間美國經濟有所放緩及人民幣升值,但我們已為我們的股東帶來較高之利潤回報。我們將擴展美國境外之市場,以減少專注於某一地區。為達到此目的,我們已增加在歐洲之據點,歐洲銷售本期與上期比較,從22%增加至36%。

中期股息

董事局宣佈派發截至二零零八年三月三十一日止年度之中期股息每股4.80港仙(截至二零零七年三月三十一日止年度：4.50港仙)給予於二零零八年一月二十五日名列股東名冊之股東。股息單將於二零零八年一月三十一日或前後寄發予股東。

暫停辦理股份過戶登記手續

本公司將於二零零八年一月二十一日(星期一)至二零零八年一月二十五日(星期五)，包括首尾兩天在內，暫停辦理股份之過戶登記手續。為確保收取中期股息之權利，所有填妥之股份過戶文件連同有關之股票，**最遲須於二零零八年一月十八日(星期五)下午四時**送達本公司之香港股份過戶登記分處卓佳秘書商務有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓，辦理過戶手續。

業務回顧

集團業績

截至二零零七年九月三十日止六個月，本集團錄得營業額12億港元及股東應佔純利91,300,000港元，而二零零六年同期，錄得營業額14.6億港元及股東應佔純利81,900,000港元。

電子部門

自獲授迪士尼許可證後，本集團已專注於發展及市場推廣迪士尼新產品線。我們已履行迪士尼之規定及已與迪士尼建立良好之關係。於來年，隨著迪士尼特許權角色數目增加，我們將製造更廣泛之迪士尼電子產品。

於回顧期間，因迪士尼已成為本集團之增長驅動器，我們發現，銷售迪士尼產品線須根據零售商(尤其是北美之零售商)之需求作出調整。於過去，我們以直接付運之方式銷售我們的大多數產品予零售商，而無倉存(直接進口)之需求。於本期間，我們在北美及加拿大之倉庫持有存貨，並從該等倉庫付運予我們的客戶(北美內銷)。於本期間，本集團銷售額約21%入賬為北美內銷，而於去年同期，則為3%。分銷方法之是項改變之影響為，於將銷售額入賬方面導致時間遞延。此為我們的營業額從14.6億港元降為12.0億港元(降幅為18%)之主要原因。我們估計，於就時間遞延因素作出調整後，實際降幅將僅為7%。

12. 資本承擔

	30/9/2007 ***千港元***	31/3/2007 *千港元*
已簽約但未在財務報告撥備之資本費用		
－物業、廠房及設備	**4,660**	7,179
－收購土地使用權	**25,312**	46,134
	29,972	53,313

13. 或然負債

本集團於二零零七年九月三十日及二零零七年三月三十一日，並沒有或然負債。

14. 關連人士交易

本集團於本六個月期間之任何時間內並無進行重要之關連人士交易。

9. 應收賬項、按金及預付款項

於二零零七年九月三十日，應收賬項、按金及預付款項中包括貿易賬項709,911,000港元（二零零七年三月三十一日：279,630,000港元）。本集團給予貿易客戶之信貸賬期最長為90日，視乎所出售產品而定。本集團之應收貿易賬款之賬齡分析如下：

	30/9/2007 (未經審核) 千港元	31/3/2007 (經審核) 千港元
0 — 30日	540,050	229,768
31 — 60日	82,368	11,950
61 — 90日	21,170	2,072
超過90日	66,323	35,840
	709,911	279,630

10. 應付賬款及應計費用

於二零零七年九月三十日，應付賬項及應計費用包括貿易賬款343,605,000港元（二零零七年三月三十一日：193,281,000港元）。於結算日應付貿易賬款之賬齡分析如下：

	30/9/2007 (未經審核) 千港元	31/3/2007 (經審核) 千港元
0 — 30日	290,459	146,779
31 — 60日	33,264	21,159
61 — 90日	8,307	10,782
超過90日	11,575	14,561
	343,605	193,281

11. 股本

	股份數目	已發行及 繳足股本 千港元
於二零零七年四月一日結餘	787,607,614	315,043
行使購股權時發行股份	3,160,000	1,264
於二零零七年九月三十日結餘	790,767,614	316,307

6. 每股盈利

每股之基本及攤薄盈利乃根據以下資料計算：

	截至九月三十日止六個月	
	2007	2006
本期間淨溢利及為計算每股基本及攤薄盈利之溢利	91,341,000港元	81,906,000港元
為計算每股基本盈利之加權平均股份數目	790,432,436	758,361,559
為計算購股權具攤薄作用潛在股份之影響	10,126,751	33,068,091
為計算每股攤薄盈利之加權平均普通股份數目	800,559,187	791,429,650

7. 中期股息

董事局宣佈派發截至二零零八年三月三十一日止年度之中期股息每股4.80港仙(截至二零零七年三月三十一日止年度:4.50港仙)給予於二零零八年一月二十五日名列股東名冊之股東。

8. 物業、廠房及設備

	截至九月三十日止六個月	
	2007	2006
	千港元	*千港元*
於年度初期賬面淨值	305,842	294,734
匯兑調整	–	2
添置	32,959	40,254
出售	–	(352)
折舊	(28,199)	(26,106)
出售折舊撥回	–	228
	310,602	308,760

3. 其他收入

	截至九月三十日止六個月	
	2007	2006
	千港元	*千港元*
其他收入包括下列各項：		
持有作買賣投資之股息收入	995	–
出售固定資產虧損	–	(4)
投資之未變現持有虧損	–	(2,033)

4. 折舊及攤銷

於本期間，本集團就名下物業、廠房及設備及產品開發成本於綜合收益表內扣除約28,199,000港元(截至二零零六年九月三十日止六個月：26,106,000港元)之折舊及攤銷。

5. 稅項

	截至九月三十日止六個月	
	2007	2006
	千港元	*千港元*
稅項支出包括：		
香港利得稅		
本期間之稅項	7,565	4,400
其他司法區之稅項	7,697	6,757
本公司及其附屬公司應佔稅項	15,262	11,157

香港利得稅乃根據本期間之估計應課稅溢利按稅率17.5%(二零零六年：17.5%)計算。

其他司法區之稅項乃按個別司法區之現行稅率計算。

2. 分類資料

業務分佈

本集團由三個分部組成，分別是電子產品設計、製造及銷售、證券買賣及物業發展。該等分部乃本集團報告其主要分類資料之基準。

主要業務如下：

截至二零零七年九月三十日止六個月

	電子產品設計、製造及銷售 千港元	證券買賣 千港元	物業發展 千港元	合計 千港元
營業額	1,197,351	–	–	1,197,351
分部業績	115,542	785	–	116,327
利息收入				277
應佔聯營公司溢利				1,253
融資成本				(10,354)
除稅前溢利				107,503
稅項				(15,262)
本期間溢利				92,241

截至二零零六年九月三十日止六個月

	電子產品設計、製造及銷售 千港元	證券買賣 千港元	物業發展 千港元	合計 千港元
營業額	1,458,734	–	–	1,458,734
分部業績	100,041	607	–	100,648
利息收入				686
應佔聯營公司溢利				1,089
融資成本				(5,807)
除稅前溢利				96,616
稅項				(11,157)
本期間溢利				85,459

財務報告附註
截至二零零七年九月三十日止六個月

1. 編製基準及會計政策

未經審核簡明綜合財務報表乃根據香港會計師公會頒布之香港會計準則(「香港會計準則」)第34號「中期財務報告」編製。

簡明綜合財務報表應與截至二零零七年三月三十一日止年度之年度財務報表一併參閱。

除本集團採用若干於二零零八年三月三十一日止年度強制執行之準則之修訂及詮釋外,編製該等簡明綜合財務報表所採用之會計政策及計算方法,與截至二零零七年三月三十一日止年度之年度財務報表所採用者一致。本公司董事預計採用該等新準則、修訂或詮釋不會對本集團之業績及財務狀況構成任何重大影響。

下列新訂準則、準則之修訂及詮釋於截至二零零八年三月三十一日止年度強制執行。本集團已採用該等認為適合及與其業務相關之新訂準則、準則之修訂及詮釋:

-香港會計準則第1號(經修訂)	資本披露
-香港財務報告準則第7號	金融工具:披露
-香港(國際財務報告詮釋委員會) -詮釋第8號	香港財務報告準則第2號之範圍
-香港(國際財務報告詮釋委員會) -詮釋第9號	重新評估附帶衍生工具
-香港(國際財務報告詮釋委員會) -詮釋第10號	中期財務報告及減值
-香港(國際財務報告詮釋委員會) -詮釋第11號	香港財務報告準則第2號-集團及庫存股份交易

本集團並未於該等簡明綜合財務報表內提前採用下列已公佈但尚未生效之新訂準則、準則之修訂及詮釋:

-香港會計準則第23號(修訂本)	借貸成本
-香港財務報告準則第8號	經營分類
-香港(國際財務報告詮釋委員會) -詮釋第12號	服務特許安排

簡明綜合現金流量表
截至二零零七年九月三十日止六個月

	截至九月三十日止六個月	
	30.09.2007	30.09.2006
	千港元	*千港元*
	（未經審核）	（未經審核）
營運活動所使用之現金淨額	(352,585)	(137,568)
投資活動所使用之現金淨額	(62,115)	(60,514)
融資活動之現金流入量淨額	430,605	268,169
現金及現金等值之增加淨額	15,905	70,087
於四月一日之現金及現金等值金額	90,679	79,434
於九月三十日之現金及現金等值金額	106,584	149,521
現金及現金等值金額之結餘分析		
銀行結餘及現金	106,584	153,059
銀行透支	–	(3,538)
	106,584	149,521

簡明權益變動表
於二零零七年九月三十日

	股本 千港元	股份溢價 千港元	合併儲備 千港元	資本儲備 千港元	投資重估儲備 千港元	其他物業重估儲備 千港元	換算儲備 千港元	購股權儲備 千港元	股本贖回儲備 千港元	累計溢利 千港元	本公司股東應佔權益 千港元	上市附屬公司之購股權儲備 千港元	少數股東權益 千港元	總計 千港元
本集團														
於二零零六年三月三十一日	304,352	84,187	37,138	(3,688)	(35)	2,007	12,208	3,392	50,303	237,313	727,177	–	1,517	728,694
購回股份	(1,224)	–	–	–	–	–	–	–	–	–	(1,224)	–	–	(1,224)
兌換海外業務所產生之匯兌差額	–	–	–	–	–	–	3,467	–	–	–	3,467	–	–	3,467
購回股份所產生之資本贖回儲備	–	–	–	–	–	–	–	–	1,224	(1,224)	–	–	–	–
購回股份之溢價	–	–	–	–	–	–	–	–	–	(2,255)	(2,255)	–	–	(2,255)
本期間溢利	–	–	–	–	–	–	–	–	–	81,906	81,906	–	5,844	87,750
已派股息	–	–	–	–	–	–	–	–	–	(22,735)	(22,735)	–	–	(22,735)
於二零零六年九月三十日	303,128	84,187	37,138	(3,688)	(35)	2,007	15,675	3,392	51,527	293,005	786,336	–	7,361	793,697
收購附屬公司額外權益	–	–	–	–	–	–	–	–	–	–	–	–	500	500
附屬公司少數股東注資	–	–	–	–	–	–	–	–	–	–	–	–	20,499	20,499
被視為出售附屬公司部份權益	–	–	–	–	–	–	–	–	–	–	–	–	(13,193)	(13,193)
可供買賣投資公平價值減少	–	–	–	–	(24)	–	–	–	–	–	(24)	–	–	(24)
兌換海外業務所產生之匯兌差額	–	–	–	–	–	–	(5,949)	–	–	–	(5,949)	–	–	(5,949)
因行使購股權發行之股份	12,174	16,206	–	–	–	–	–	(2,127)	–	–	26,253	–	–	26,253
在股本權益項目以股本結算之股份付款	–	–	–	–	–	–	–	2,500	–	–	2,500	66	–	2,566
購回股份之溢價	–	–	–	–	–	–	–	–	–	(565)	(565)	–	–	(565)
購回股份	(259)	–	–	–	–	–	–	–	–	–	(259)	–	–	(259)
購回股份所產生之資本贖回儲備	–	–	–	–	–	–	–	–	259	(259)	–	–	–	–
已派股息	–	–	–	–	–	–	–	–	–	(11,175)	(11,175)	–	–	(11,175)
於二零零七年三月三十一日	315,043	100,393	37,138	(3,688)	(59)	2,007	9,726	3,765	51,786	281,006	797,117	66	15,167	812,350
附屬公司少數股東注資	–	–	–	–	–	–	–	–	–	–	–	–	(2,326)	(2,326)
兌換海外業務所產生之匯兌差額	–	–	–	–	–	–	(1,030)	–	–	–	(1,030)	–	1,579	549
因行使購股權發行之股份	1,264	2,038	–	–	–	–	–	–	–	–	3,302	–	–	3,302
本期間溢利	–	–	–	–	–	–	–	–	–	91,341	91,341	–	900	92,241
於二零零七年九月三十日	316,307	102,431	37,138	(3,688)	(59)	2,007	8,696	3,765	51,786	372,347	890,730	66	15,320	906,116

	附註	於 30.09.2007 千港元 （未經審核）	於 31.03.2007 千港元 （經審核）
流動資產淨值		422,395	354,137
總資產減流動負債		917,739	819,933
非流動負債			
超過一年到期之貸款		5,000	–
遞延税項負債		6,623	7,583
		11,623	7,583
資產淨值		906,116	812,350
資本及儲備			
股本	11	316,307	315,043
股份溢價及儲備		574,423	482,074
股東應佔權益		890,730	797,117
上市附屬公司之購股權儲備		66	66
少數股東權益		15,320	15,167
總權益		906,116	812,350

簡明綜合資產負債表
於二零零七年九月三十日

	附註	於 30.09.2007 千港元 (未經審核)	於 31.03.2007 千港元 (經審核)
資產及負債			
非流動資產			
投資物業		81,121	81,121
物業、廠房及設備	8	310,602	305,842
預付地價		4,136	4,136
產品發展成本		779	954
商譽		25,494	25,494
應佔聯營公司權益		9,454	8,200
可供出售之投資		24,075	24,075
遞延稅項資產		1,263	1,263
收購土地使用權之訂金		38,420	14,711
		495,344	465,796
流動資產			
存貨		703,853	451,244
應收賬項、按金及預付款項	9	805,244	343,704
預付地價		121	121
應收關連人士賬項		–	17,196
應收聯營公司賬項		2,940	3,989
可收回稅款		12,317	11,659
持作買賣之投資		16,547	25,613
衍生金融工具		24,909	21,275
銀行結存及現金		106,584	92,401
		1,672,515	967,202
流動負債			
應付賬款及應計費用	10	491,920	273,829
應付聯營公司賬項		2,809	2,809
衍生金融工具		262	438
應付稅項		12,299	4,752
一年內到期之貸款		742,830	329,515
銀行透支		–	1,722
		1,250,120	613,065

中期業績

升岡國際有限公司(「本公司」)董事局欣然宣佈本公司及其附屬公司(「本集團」)截至二零零七年九月三十日止六個月之未經審核簡明綜合財務報表，連同二零零六年同期之比較數字如下：

簡明綜合收益表

截至二零零七年九月三十日止六個月

	附註	01.04.2007 至 30.09.2007 千港元 (未經審核)	經重列 01.04.2006 至 30.09.2006 千港元 (未經審核)
營業額	2	1,197,351	1,458,734
銷售成本		(865,385)	(1,177,793)
毛利		331,966	280,941
其他收入	3	11,760	10,978
分銷成本		(168,886)	(131,446)
行政費用		(59,631)	(59,688)
衍生金融工具／指定為按公平值計入損益之金融資產之公平價值增加		1,478	549
持作買賣之投資之公平價值減少		(83)	—
應佔聯營公司溢利		1,253	1,089
融資成本		(10,354)	(5,807)
除稅前溢利		107,503	96,616
稅項	5	(15,262)	(11,157)
本期間淨溢利		92,241	85,459
下列人士應佔：			
本公司股東		91,341	81,906
少數股東權益		900	3,553
		92,241	85,459
每股盈利			
一基本	6	11.6港仙	10.8港仙
一攤薄	6	11.4港仙	10.4港仙
中期每股股息	7	4.8港仙	4.5港仙

公司資料

董事局

執行董事：

劉錫康
劉錫淇
劉錫澳

非執行董事：

韓相田

獨立非執行董事：

何厚鏘
陳澤仲
卓育賢

秘書

李業華

核數師

德勤 • 關黃陳方會計師行

審核委員會

韓相田
何厚鏘
陳澤仲

主要銀行

香港上海滙豐銀行有限公司
渣打銀行
恒生銀行有限公司
中國工商銀行(亞洲)有限公司

律師

韓潤燊律師事務所

香港股票過戶登記處

卓佳秘書商務有限公司

註冊辦事處

Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

主要辦事處

香港
香港仔大道232號
城都工業大廈5樓
電話：(852) 2554 6303
傳真：(852) 2873 0230
電子郵件：starlite@starlight.com.hk
網址：www.starlight.com.hk

目錄





STARLITE

集團使命

我們承諾透過為客戶提供創新優質的產品和服務，
建立高效率的企業架構，為股東及客戶創造價值，並且克盡良好
世界企業公民的責任，矢志成為全球領先的消費
電子產品商。







2007/08 中期業務報告

END

STARLITE 升岡國際有限公司

Starlight International Holdings Ltd

(於百慕達註冊成立的有限公司)

股份代號：485